EXHIBIT 99.1

Pengrowth Announces Appointment of Chief Operating Officer

CALGARY, Alberta, Jan. 25, 2018 (GLOBE NEWSWIRE) -- Pengrowth Energy Corporation (TSX:PGF) (NYSE:PGH) announces a realignment of its executive team with the appointment of Randy Steele as Chief Operating Officer. Mr. Steele, who originally joined Pengrowth in 1998, and who currently holds the position of Senior Vice President, Conventional Operations, will assume operational responsibility for all of the Corporation’s operations.

Mr. Steve De Maio, Senior Vice President Thermal Operations will be leaving the Corporation mid-March 2018 to pursue other endeavours.

Pengrowth has taken these steps, today, in order to align our leadership structure with our streamlined asset base and to meet future anticipated needs for the successful execution of our growth plans.

Derek Evans, President and Chief Executive Officer of the Corporation, commented, “In his almost 20 years with the Company, Randy has proven himself to be a dedicated resourceful leader with an ability to maximize value across all elements of the business while at the same time, leading the organization’s health, safety, environment and technical services teams to deliver exceptional results. Steve De Maio has been a key member of our executive team since joining us in 2010 to oversee the development of our Lindbergh project. Steve has done a tremendous job of bringing Lindbergh from an idea to over 15,000 bbl/d of production over the past seven years.  Lindbergh has become a great foundational project that we plan on expanding to reach its ultimate production potential of up to 50,000 bbl/d. We would like to thank Steve for all of his contributions and wish him all the best.”

About Pengrowth:

Pengrowth Energy Corporation is a Canadian intermediate energy company focused on the sustainable development and production of oil and natural gas in Western Canada from its Lindbergh thermal oil property and its Groundbirch Montney gas property. The Company is headquartered in Calgary, Alberta, Canada and has been operating in the Western basin for over 28 years. The Company’s shares trade on both the Toronto Stock Exchange under the symbol "PGF" and on the New York Stock Exchange under the symbol "PGH".

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact: Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All production figures stated are based on Company Interest before the deduction of royalties.

Production and reserves, unless otherwise noted, are stated as Company Interest. Company Interest, as used herein, means Pengrowth’s working interest share of production or reserves prior to the deduction of royalties plus any royalty interest in production or reserves at the wellhead.

Caution Regarding Forward Looking Information:
This press release contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, statements with respect to the effective date of Mr. Steele’s appointment and of Mr. De Maio’s departure; the Corporation’s plan to increase Lindbergh production and Lindbergh’s ultimate production potential reaching 50,000 bbl/d. Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 28, 2017.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.